“EXHIBIT 4.2”

PERFORMANCE INCENTIVE SCHEME

PERFORMANCE INCENTIVE SCHEME

TABLE OF CONTENTS

1	Name	1
2	Glossary	1
3	Term of Scheme	1
4	Target value	1
	Annual target	1
	Determination	1
5	Target performance levels	1
	Notice	1
6	Evaluation	1
	Timing	1
	Actual value	1
7	Payment of Actual Value	1
	Blend	1
	Number of Shares	2
8	Modified agreement	2
	Substitution	2
	Issue of Shares	2
	Withdrawal of consent	2
9	Shares	3
	Issue dates	3
	Shares rank equally	3
	Request form	3
	Breach	3
	Telecom notice	3
	Further request form	3
	Continuous Breach	3
	Payment	3
10	Restrictions	4
	No divestment	4
	Termination of Employment without notice	4
	Termination of Employment for other reason	4
11	Amendment	4
12	Miscellaneous	4
	Telecom	4
	Delegation	5
	Fractions	5
	Entire agreement	5
	Delay	5
	Disputes	5
	Notices	5
	Construction	5
GLOSSARY		7

PERFORMANCE INCENTIVE SCHEME

Date:                      2007

1	Name

1.1	This is the Performance Incentive Scheme (the Scheme) of Dr Paul Reynolds, the Telecom chief executive officer (Chief Executive Officer).

2	Glossary

2.1	A glossary of defined terms is included on page 7.

3	Term of Scheme

3.1	The Scheme will operate until termination by Telecom.

4	Target value

Annual target

4.1	There will be a target incentive award value under the Scheme (the Target Value) for each relevant financial year.

Determination

4.2	Telecom will determine the Target Value for each financial year.

5	Target performance levels

Notice

5.1	Telecom will prescribe, in consultation with the Chief Executive Officer, target performance levels under the Scheme (the Target Performance Levels) for each financial year.

6	Evaluation

Timing

6.1	Telecom will evaluate and determine the Chief Executive Officer’s actual performance for each financial year (measured against the Target Performance Levels), shortly after the end of that financial year.

Actual value

6.2	The actual incentive award value under the Scheme for a financial year less the amount of any contribution to KiwiSaver by Telecom (the Actual Value) will be equal to a percentage of the Target Value for the financial year.

7	Payment of Actual Value

Blend

7.1	Subject to clause 7.2 and subject also to the issue of ordinary shares in Telecom (Shares) being approved by an ordinary resolution of shareholders of Telecom (Shareholder Approval), the Actual Value will be received by the Chief Executive Officer 60% in cash (less tax at the highest marginal tax rate applying to the Chief Executive Officer and less the amount of any contribution to Kiwisaver by the Chief Executive Officer), and 40% in Shares on the basis described in clause 7.4 or 8.2 (as the case may be).

7.2	Telecom may, in its sole discretion, determine that 100% of the Actual Value in any financial year (less tax at the highest marginal tax rate applying to the Chief Executive Officer and less the amount of any contribution to KiwiSaver by the Chief Executive Officer) will be received by the Chief Executive Officer in cash.

PERFORMANCE INCENTIVE SCHEME

7.3	Where Shareholder Approval to the issue of Shares is not obtained, 100% of the Actual Value in each financial year (less tax at the highest marginal tax rate applying to the Chief Executive Officer and less the amount of any contribution to KiwiSaver by the Chief Executive Officer) will be received by the Chief Executive Officer in cash.

Number of Shares

7.4	Subject to clause 8, for the purpose of clause 7.1, Telecom will issue to the Chief Executive Officer the number of Shares determined by this formula:

n =	a
b

where:

n = number of Shares to be issued

a = 40% of the Actual Value

b = the volume weighted average market price of Shares reported on New Zealand Exchange Limited’s NZSX (the Exchange) for the 20 days on which the Exchange is open for trading (Business Days) immediately preceding the effective date of issue of the Shares.

8	Modified agreement

Substitution

8.1	Unless the Chief Executive Officer notifies Telecom under clause 8.3, clause 8.2 will apply instead of clause 7.4.

Issue of Shares

8.2	Subject to clause 8.3 and subject also to Shareholder Approval, for the purpose of clause 7.1, Telecom will pay the Chief Executive Officer 40% of the Actual Value (less tax at the highest marginal tax rate applying to the Chief Executive Officer and less the amount of any contribution to Kiwisaver by the Chief Executive Officer (Net Amount)) and apply that Net Amount (at the Chief Executive Officer’s deemed direction) directly to the subscription for Shares by the Chief Executive Officer (discharging fully the Chief Executive Officer’s obligation to pay for the Shares). Telecom will determine the number of Shares to be issued by dividing the Net Amount by the volume weighted average market price of Shares reported on the Exchange for the 20 Business Days immediately preceding the effective date of issue of the Shares.

Withdrawal of consent

8.3	The Chief Executive Officer may withdraw his consent to the arrangements under clause 8.2 by giving notice of withdrawal to Telecom at least 10 Business Days before the (most likely August) meeting of Telecom’s board of directors (the Board) at which the relevant Actual Value is to be determined. On withdrawal of consent, clause 7.4 will apply.

PERFORMANCE INCENTIVE SCHEME

9	Shares

Issue dates

9.1	Subject to Shareholder Approval, Shares will be issued as soon as practicable after determination of the Actual Value, subject to the other provisions of this clause 9.

Shares rank equally

9.2	Shares issued to the Chief Executive Officer under the Scheme will be credited as fully paid and will rank equally in all respects with all Shares at the effective date of issue, except for any dividend declared on Shares where the record date occurs before the effective date of issue.

Request form

9.3	On request from Telecom from time to time, the Chief Executive Officer will submit to Telecom a form requesting consent to acquire Shares under the Scheme, in terms of Telecom’s internal procedures for insiders.

Breach

9.4	Notwithstanding any other provision of the Scheme, Shares will not be issued under the Scheme (and this clause 9 will apply) where Telecom considers that the issue would give rise to a breach of Telecom’s constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute, regulation or Telecom’s internal procedures for insiders (Breach). Telecom will notify the Chief Executive Officer if this clause 9.4 applies.

Telecom notice

9.5	Telecom will give a further notice to the Chief Executive Officer where it has given a notice under clause 9.4, as soon as it considers that the issue of Shares under the Scheme would no longer give rise to a Breach.

Further request form

9.6	Where Telecom gives notice under clause 9.5, the Chief Executive Officer will submit to Telecom immediately a form requesting consent to acquire Shares under the Scheme, in terms of Telecom’s internal procedures for insiders. On receipt of the form, Telecom will issue the Shares, subject to clause 9.7.

Continuous Breach

9.7	If the issue of Shares under clause 9.6 would give rise to a Breach, Telecom will give notice once again under clause 9.4.

Payment

9.8	If, after the period of six months from the date on which it first gives notice under clause 9.4, Telecom considers that it is still unable to give notice under clause 9.5 and/or the issue of Shares under clause 9.6 would give rise to a Breach Telecom will pay the Chief Executive Officer the remaining 40% of the Actual Value of the relevant incentive award not already received by him (less tax at the highest marginal tax rate applying to the Chief Executive Officer and less the amount of any contribution to Kiwisaver) in cash.

PERFORMANCE INCENTIVE SCHEME

10	Restrictions

No divestment

10.1	The Chief Executive Officer may not transfer, assign, or otherwise dispose of or create any interest (including any security, legal or equitable interest) in a Share issued under the Scheme during the period of three years after the date of issue, subject to clauses 10.2 and 10.3.

Termination of Employment without notice

10.2	If the Chief Executive Officer ceases to be employed by Telecom or one of its subsidiaries (Employment) due to termination of his employment agreement by Telecom without notice in accordance with that employment agreement, all Shares issued under the Scheme to the Chief Executive Officer in the three years immediately preceding the date on which the Chief Executive Officer ceases Employment will be transferred immediately by the Chief Executive Officer to Telecom or its nominee (at Telecom’s direction) for nil cash consideration, and the Chief Executive Officer will cease to be entitled to any Shares that would have been issued under the Scheme but for the operation of clause 9.4.

Termination of Employment for other reason

10.3	If the Chief Executive Officer ceases Employment due to termination of his employment agreement either by Telecom on notice or by the Chief Executive Officer following the occurrence of a Fundamental Change in accordance with that employment agreement, the restrictions in clause 10.1 shall cease to apply with effect from the date of termination of the Chief Executive Officer’s Employment. If the Chief Executive Officer ceases Employment due to any other reason, Telecom may waive the restrictions under clause 10.1. If the Chief Executive Officer ceases Employment due to reasons specified in this clause 10.3, any entitlement to Shares that have not been issued because of the operation of clause 9.4 will be dealt with in the manner set out in clause 9.8.

11	Amendment

11.1	Telecom and the Chief Executive Officer may from time to time agree in writing any variation to the application of the Scheme and/or any amendment to the Scheme, if the variation and/or amendment (as the case may be) would not give rise to a Breach and would not (in Telecom’s view) adversely affect the interests of holders of Shares.

12	Miscellaneous

Telecom

12.1	The Board will administer all aspects of the Scheme. Any matter to be determined by Telecom will be determined as the Board sees fit in its sole discretion (in particular, without any obligation whatever to exercise any discretion in favour of the Chief Executive Officer), subject to the Scheme.

PERFORMANCE INCENTIVE SCHEME

Delegation

12.2	The Board may delegate (to the extent permitted by law) to any person (and revoke any delegation of) any or all of its powers, discretions, rights and obligations under the Scheme from time to time as it sees fit, and references to Telecom and the Board will be construed accordingly.

Fractions

12.3	If a calculation (excluding any calculation concerning performance) under the Scheme produces a fraction of a cent or Share, the product will be rounded to the nearest whole number favourable to the Chief Executive Officer.

Entire agreement

12.4	The Scheme represents all of the terms on which cash is paid and Shares are issued under the Scheme, except those which Telecom reasonably implies to give effect to the Scheme.

Delay

12.5	No failure, delay or indulgence by Telecom in exercising any power or right conferred on it under the Scheme will operate as a waiver of that power or right; nor will a single exercise of a power or right preclude further exercises, or the exercise of any other power or right under the Scheme.

Disputes

12.6	Any dispute which arises under the Scheme will be determined by Telecom. Telecom’s decision will be final.

Notices

12.7	All notices and communications required to be given or made under the Scheme will be in writing and addressed to the recipient at the address or facsimile number from time to time designated by the recipient. Unless any other designations are given, the addresses and facsimile numbers of Telecom and the Chief Executive Officer are those which apply under the Performance Rights Scheme. Any notice or communication will be deemed to have been received:

(a)	at the time of delivery, if delivered by hand;

(b)	on the second Business Day after the date of mailing, if sent by post or airmail with postage prepaid; or

(c)	on the day on which confirmation of proper transmission is received (on transmission), if sent by facsimile.

Construction

12.8	Unless the context requires otherwise:

(a)	the singular includes the plural and visa versa, and words importing any gender include the other gender;

PERFORMANCE INCENTIVE SCHEME

(b)	a reference to a person includes any individual, partnership, committee and incorporated or unincorporated body (whether or not having a separate legal personality);

(c)	where a word or expression is defined in the Scheme, other parts of speech and grammatical forms of that word or expression have a corresponding meaning; and

(d)	a reference to a person includes that person’s successors and permitted assigns.

PERFORMANCE INCENTIVE SCHEME

GLOSSARY

Actual Value means the actual incentive award value under the Scheme (clause 6)

Board means the board of directors of Telecom from time to time

Breach means a breach of Telecom’s constitution, the listing and/or other rules governing the Exchange or any other stock exchange on which Shares are quoted, and/or any statute, regulation or Telecom’s internal procedures for insiders

Business Day means a day on which the Exchange is open for trading

Employment means employment by Telecom or one of its subsidiaries

Exchange means New Zealand Exchange Limited’s NZSX

Fundamental Change has the same meaning as in the employment agreement dated 27 June 2007 between the Chief Executive Officer and Telecom

Net Amount has the meaning given in clause 8.2

Scheme means the Performance Incentive Scheme recorded in this document as amended from time to time

Share means an ordinary share in Telecom

Shareholder Approval means approval by an ordinary resolution of shareholders of Telecom (clause 7)

Target Performance Levels means the target performance levels prescribed under the Scheme (clause 5)

Target Value means the target incentive award value prescribed under the Scheme (clause 4)

Telecom means Telecom Corporation of New Zealand Limited.